UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: April 22, 2010	By	/S/ FRANK NGAI CHI CHAN
(Signature)
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

GUSHAN TEMPORARILY HALTS SHANGHAI OPERATIONS

IN CONNECTION WITH EXPO 2010

FOR IMMEDIATE RELEASE

New York, April 22, 2010 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a leading producer of biodiesel in China, today announced that due to recent heightened enforcement of control measures (“Control Measures”) relating to poisonous, hazardous and flammable chemicals adopted by the Shanghai municipal government in preparation for the hosting of the Expo 2010 from May 1, 2010 to October 31, 2010, the Company has and will temporarily suspend operations at its Shanghai plant from April 15, 2010 to October 31, 2010. Although such Control Measures are effective from April 15, 2010 until November 15, 2010, the Company plans to resume production at its Shanghai plant, to the extent possible under the Control Measures until their expiry, after the end of the Expo on October 31, 2010. The Control Measures require that, among others, the production of poisonous chemicals be suspended (unless produced pursuant to a special permit), the transportation of poisonous chemicals be escorted by security companies, all vehicles carrying hazardous chemicals possess special permits to operate within the Shanghai area, and all vehicles carrying flammable chemicals, even with a special permit, be prohibited from operating from 10:00 a.m. to 4:00 p.m. during the period from June 15, 2010 to October 15, 2010. As a result of such Control Measures, Gushan believes that its ability to deliver its biodiesel and biodiesel by-products to its customers and the ability of its suppliers to deliver raw materials to the Shanghai plant have been and will be materially and adversely affected.

“Although Gushan has not received any suspension or shut-down notice from the PRC government, we believe that the government’s recent strict enforcement of measures controlling the production, sales, storage and transportation of poisonous, hazardous and flammable chemicals within the Shanghai area have rendered biodiesel production at our Shanghai plant impractical for the time being. We expect to resume biodiesel production at our Shanghai plant, to the extent possible under the Control Measures, after October 31, 2010.” said Jianqiu Yu, Chairman of Gushan.

As a result of this suspension, based on current circumstances, Gushan expects that the total 2010 biodiesel production volume of its Shanghai plant will be reduced significantly, which it anticipates will reduce its overall production levels for the year.

About Gushan Environmental Energy Limited

Gushan is a leader in the PRC biodiesel industry, in terms of annual production capacity, and one of the leading biodiesel producers in Asia, in terms of nominal capacity. The Company produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 450,000 tons. The Company’s Sichuan, Hebei and Beijing production facilities are currently in operation.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including on Form F-1, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact:

US	Asia
Elizabeth Cheek	Rico Ngai
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6204
Email: elizabeth.cheek@hillandknowlton.com	Email: rico.ngai@hillandknowlton.com.hk

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